Exhibit 10.6

FORM OF COMMITMENT LETTER

To:

Telewest Communications Networks Limited (TCN)

(on behalf of itself and the other TCN Entities),

Telewest Communications plc (Telewest),

Telewest Global, Inc. (New Telewest),

and to Telewest UK Limited (Telewest UK)

160 Great Portland Street

London W1N 5QA

Attention:	Barry Elson

2004

COMMITMENT LETTER

Dear Sirs,

Loan agreement dated 16 March 2001 made between TCN as Facility A Borrower (1), TCN as Facility B Borrower (2), TCN as Facility C Borrower (3), TCN and Telewest Finance Corporation as Facility D Borrowers (4), the Subsidiaries of TCN set out in part A of schedule 1, thereto (5), the Associated Partnerships of TCN set out in part C of schedule 1 thereto (6), BNY Markets Limited, Canadian Imperial Bank of Commerce, London branch, TD Bank Europe Limited, Barclays Capital, Bayerische Hypo-und Vereinsbank AG, Credit Suisse First Boston, Deutsche Bank AG London, The Fuji Bank, Limited, JPMorgan Chase Bank, The Royal Bank of Scotland plc, Salomon Brothers International Limited, West LB AG London branch (formerly Westdeutsche Landesbank Girozentrale), Fortis Bank S.A./N.V. and Bank of America International Limited as Lead Arrangers (7), certain banks and financial institutions described therein as Lenders (8), CIBC World Markets plc and Canadian Imperial Bank of Commerce as Agents (9) and CIBC World Markets plc as Security Trustee (10) (as from time to time amended, varied, extended, restated, refinanced or replaced, the Loan Agreement)

1.	Introduction and Definitions

1.1	This letter sets out the terms and conditions on which the Lenders are prepared to make available to TCN credit facilities of £2,030,000,000 and uncommitted facilities of £125,000,000 pursuant to an amended and restated facility agreement.

1.2	Terms defined in the Loan Agreement shall, unless otherwise defined in this agreement, have the same meaning when used in this agreement.

1.3	In this letter:

Agreed Form means in relation to any documentation relating to the Facilities in the form agreed by the Lenders, TCN, Telewest, the Relevant Committee Members and Huff, and initialled for the purposes of identification by Norton Rose, Weil Gotshal Manges and Cadwalader Wickersham & Taft;

Agreed Percentage means at least 60 per cent.;

Agreed Securities means the $300,000,000 9 5/8% senior debentures due 2006 and the $1,536,413,000 11% senior discount debentures due 2007 issued by Telewest on 3 October 1995; the $350,000,000 11 1/4% senior notes due 2008 issued by Telewest on 9 November 1998; the £300,000,000 5 1/4% senior convertible notes due 2007 issued by Telewest on 19 February 1999; the £325,000,000 9 7/8% senior discount notes due 2009 and the $500,000,000 9 1/4% senior discount notes due 2009 issued by Telewest on 15 April 1999; the $450,000,000 11 3/8% senior discount notes due 2010 and the £180,000,000 9 7/8% senior notes due 2010; the $350,000,000 9 7/8% senior notes due 2010 issued by Telewest on 19 January 2000; the $500,000,000 6% senior convertible notes due 2005 issued by Telewest Jersey on 7 July 2000; the notes exchanged for the £255,073,000 5% Accreting Notes due 2003, issued by Telewest on 1 November 2000; the £34,440,000 5% Accreting Notes due 2003, issued by Telewest on 15 January 2001; and the £4,026,000 5% Accreting Notes due 2003, issued by Telewest on 2 April 2001;

Bondholder Agreement means any or all of the separate Voting Agreements entered into between (1) Telewest and (2) each of the Relevant Committee Members and Huff;

Co-ordinators means Canadian Imperial Bank of Commerce, London branch, The Royal Bank of Scotland plc and JPMorgan Chase Bank;

Co-ordinators and Steering Committee Letter means the letter confirming, inter alia, the terms of the appointment of the Steering Committee dated 21 August 2002;

Derivative Agreements means (a) the agreement dated 14 October 1997 between The Royal Bank of Scotland plc and Telewest and the schedule and confirmations thereto; (b) the agreement dated 8 October 1998 between JPMorgan Chase Bank and Telewest and the schedule and confirmations thereto; (c) the agreement dated 15 June 2000 between Credit Agricole Indosuez (London branch) and Telewest and the schedule and confirmations thereto; and (d) the agreement dated 21 August 2000 between The Bank of New York and Telewest and the schedule and confirmations thereto;

Effective Date means the date on which the office copies of the relevant orders of the High Court of Justice of England and Wales sanctioning the Plc Scheme and the Jersey Scheme have been delivered to the Registrar of Companies and the office copy of the order of the Royal Court of Jersey approving the Jersey Scheme has been delivered to the Jersey Registrar of Companies for registration as required by Section 425 of the English Companies Act 1985 or Article 125 of the Companies (Jersey) Law 1991;

Facilities means the proposed credit facilities of £2,030,000,000 and uncommitted facilities of £125,000,000 to be made available to TCN on the terms contained in the Term Sheet;

Fee Letter means the letter with this title between the Steering Committee, TCN and Telewest dated 21 August 2002;

Hedge Agreements means the heads of terms and settlement deeds to be entered into by Telewest and TCN with each Swap Bank pursuant to which outstanding liabilities arising under the Derivative Agreements will be discharged and TCN will enter into new derivative agreements with each of the Swap Banks;

Huff means W.R. Huff Asset Management Co. L.L.C.;

IDT Voting Agreement means an agreement between Telewest and IDT Corporation by which IDT Corporation have, inter alia, agreed to exercise certain rights to vote in favour of the Shareholder Resolutions at a meeting of Telewest shareholders;

Jersey Scheme means the compromise or scheme between Telewest Jersey and its creditors pursuant to Section 425 of the Companies Act 1985 and Article 125 of the Companies (Jersey) Law 1991 implementing the Restructuring;

Jersey Scheme Claims means the claims of creditors of Telewest Jersey proposed by Telewest Jersey to be compromised pursuant to the Jersey Scheme;

Lessors means in respect of the Telewest Lease, Royal Bank of Scotland (Industrial Leasing) Limited and in respect of the TCN Lease, Royal Bank Leasing Limited, W. & G. Lease Finance Limited and Lombard Corporate Finance (June 2) Limited;

Liberty Media means Liberty Media International, Inc. a company incorporated in Delaware, USA whose principal place of business is 12300 Liberty Media Boulevard, Englewood, Colorado 80112 USA;

Longstop Date means the later of 90 days after the date of this letter or 60 days after the date of any vote by creditors to approve the Plc Scheme and the Jersey Scheme, subject to such vote occurring on or before 75 days after the date of this letter*;

MediaOne means any or all of MediaOne International Holdings Limited, MediaOne UK Cable, Inc. and MediaOne Cable Partnership Holdings, Inc and their successors;

Meetings means the meeting(s) ordered by the High Court of Justice of England and Wales and the Royal Court of Jersey for creditors to consider and, if thought fit, approve the Plc Scheme and the Jersey Scheme pursuant to Section 425 of the Companies Act 1985 and Article 125 of the Companies (Jersey) Law 1991, and any adjournment of such meetings;

Microsoft means Microsoft Corporation, a company incorporated in Washington, whose principal place of business is One Microsoft Way, Redmond WA 98052 6399 USA;

New Telewest means Telewest Global, Inc. a company incorporated under the laws of Delaware, USA, with its registered office at 1209 Orange Street, Wilmington, DE 19801 USA being the sole parent of Telewest UK;

Plc Scheme means the compromise or scheme between Telewest and its creditors pursuant to Section 425 of the Companies Act 1985 implementing the Restructuring;

Plc Scheme Claims means the claims of creditors of Telewest proposed by Telewest to be compromised pursuant to the Plc Scheme;

PwC Letter means the letter between PricewaterhouseCoopers and TCN dated 2 August 2002;

RB Leases means the Telewest Lease and the TCN Lease;

Relationship Agreement means any or all of the following:

(a)	the relationship agreement dated 22nd November 1994 between inter alios Telewest Communications Cable Limited, MediaOne and Liberty Media;

(b)	the amended and restated relationship agreement dated 21st May 1999 between Telewest, MediaOne, Liberty Media and certain of Liberty Media’s subsidiaries;

*	In the interests of certainty, actual dates calculated on this basis will be inserted when the date of signing the letter is known.

(c)	the revised existing relationship agreement dated 3 March 2000 between Telewest, MediaOne, Liberty Media and certain of Liberty Media’s subsidiaries; and

(d)	the revised new relationship agreement as amended by an amendment agreement dated 18 May 2001 between Telewest, Microsoft, Liberty Media and certain of Liberty Media’s subsidiaries.

Relevant Committee Members means Angelo Gordon & Co. LLP, Franklin Mutual Advisors L.L.C., Fidelity Management & Research Co., Goldentree Asset Management, LP, Oaktree Capital Management L.L.C., and OZ Management L.L.C.;

Relevant Creditor means holders of the Agreed Securities and any other creditor of the Telewest Group (which is not a member of the TCN Group);

Restructuring means the financial restructuring of Telewest, Telewest Jersey and their respective creditors as described in the explanatory statement for the Plc Scheme and Jersey Scheme approved by the Steering Committee;

Shareholder Resolutions means the necessary resolutions to be passed by shareholders of Telewest in order to implement the Restructuring other than the resolutions required for the solvent liquidation of Telewest and Telewest Jersey;

Steering Committee means the committee by that name as set out in the Co-ordinators and Steering Committee Letter;

Swap Banks means each of JPMorgan Chase Bank, The Royal Bank of Scotland plc, The Bank of New York and Credit Agricole Indosuez (London branch);

TCN Lease means the master leasing agreement dated 1 December 2000 made between TCN and Royal Bank Leasing Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited (certain of which have been assigned to Lombard Corporate Finance (June 2) Limited) and all lease contracts entered into pursuant to that master leasing agreement;

Term Sheet means the term sheet set out in the schedule to (and forming part of) this letter;

Telewest Jersey means Telewest Finance (Jersey) Limited;

Telewest Lease means the master leasing agreement dated 28 March 1996 between Telewest and R.B. Leasing March Limited (assigned to Royal Bank of Scotland (Industrial Leasing) Limited) and all lease contracts entered into pursuant to that master leasing agreement;

Telewest UK means Telewest UK Limited a newly incorporated company incorporated under UK law with its registered office at Export House, Cawsey Way, Woking, Surrey GU21 6QX UK, which is a wholly-owned subsidiary of New Telewest; and

Voting Agreements means the agreements between Telewest and holders of the Agreed Securities or Telewest and Liberty Media Corporation by which:

(a)	the holders of the Agreed Securities and Liberty Media have, inter alia, agreed to exercise certain rights to vote in favour of the Plc Scheme and the Jersey Scheme at the Meetings; and

(b)	Liberty Media has, inter alia, agreed to exercise certain rights to vote in favour of the Shareholder Resolutions at a meeting of Telewest shareholders.

1.4	Clause 1.4 of the Loan Agreement shall be deemed to be incorporated in this letter in full, mutatis mutandis, save that in this letter, references to paragraphs, schedules or clauses are, unless otherwise specified, references to paragraphs, schedules and clauses of this letter and clause 1.4.7 shall not apply.

2.	Commitment and Conditions

2.1	Subject to the terms and conditions in paragraph 2.2, the Agent acting on behalf of and at the direction of each Lender confirms that the Lenders will make available to TCN the Facilities pursuant to an amended and restated facility agreement.

2.2	Each Lender’s commitment under paragraph 2.1 is subject to:

(a)	the terms and conditions set forth in this letter and in the Term Sheet as modified by the draft amended and restated facility agreement and ancillary documents in the Agreed Form;

(b)	the accuracy and completeness of all representations that TCN, Telewest, New Telewest and Telewest UK make to each Lender in paragraph 4 below;

(c)	execution of an amended and restated facility agreement documenting the Facilities in the Agreed Form;

(d)	receipt, on or before the date of this letter, by the Steering Committee of effective and binding Voting Agreements (and any schedules or appendices thereto) between Telewest and holders of the Agreed Securities where those holders represent the Agreed Percentage of the value of Agreed Securities in aggregate entitled to vote at the Meetings (including, without limitation, each Relevant Committee Member, Huff and Liberty Media), such agreements to be in a form satisfactory to the Steering Committee;

(e)	receipt, on or before the date of this letter, by the Steering Committee of an effective and binding IDT Voting Agreement, such agreement to be in a form satisfactory to the Steering Committee;

(f)	receipt, on or before the date of this letter, by the Steering Committee of effective and binding Hedge Agreements, such agreements to be in a form satisfactory to the Steering Committee;

(g)	receipt, on or before the date of this letter, by the Steering Committee of an effective and binding waiver and agreement letter between Telewest, TCN and the Lessors relating to the RB Leases, such waiver and agreement letter to be in form and substance satisfactory to the Steering Committee and attaching, without limitation, an agreed form (i) novation and amendment agreement in relation to the Telewest Lease and (ii) amendment agreement in relation to the TCN Lease; and

(h)	payment to the Agent for the account of the Lenders, of a fee of up to 40 basis points on the committed amount of the Facilities under this letter as of the date such fee is earned determined on the basis set out in the following table:

Determination Date	Basis points
March 7 to March 17	40
March 18 to March 24	30
March 25 to March 31	20
April 1 to April 7	10
April 8 onwards	0

where the determination date is the first date on which both (i) CIBC World Markets plc has signed this letter in its capacity as Agent on behalf of all the Lenders and in its capacity as Security Trustee and has delivered (a) an original of this letter to Norton Rose to be held in escrow pending receipt of counterparts signed by New Telewest, Telewest UK, Telewest and TCN and (b) a copy of this letter to Fried, Frank, Harris, Shriver and Jacobson and Weil, Gotshal & Manges and (ii) all the Lenders have confirmed to the Agent their approval of this letter and the form of each of the amended and restated facility agreement, the supplemental deed and the amendment fee letter. Such fee shall be earned on the day on which all parties hereto have signed this letter and all counterparts are released from escrow, and payable on the following business day. If the original of this letter is held in escrow for more than 60 days, the letter may only be accepted by New Telewest, Telewest UK, Telewest and TCN with the consent of all the Lenders.

For the purposes of this paragraph 2.2 an agreement shall not be deemed to be “effective and binding” unless it shall have been released from any escrow arrangements to which it may have been subject.

2.3	The commitment of each Lender is several and failure by one Lender to perform its obligations under this letter shall not prejudice the rights or obligations of any other Lender. Each Lender may separately enforce its rights hereunder. No Lender shall be responsible for the obligations of any other Lender.

3.	Termination

3.1	Subject to the conditions contained in paragraphs 2.2(d), (e), (f) and (g) the commitment of the Lenders will commence upon the signature of the enclosed copy of this letter by TCN and Telewest.

3.2	Following acceptance of this letter, the Agent on the instructions of the Majority Lenders may terminate the Lenders’ obligations under this letter by giving notice of such termination to TCN, Telewest, New Telewest and Telewest UK on the occurrence of one or more of the following events:

(a)	the posting of the public documents in respect of the Plc Scheme and the Jersey Scheme shall not have occurred on or before 15 days after the date of this letter; or

(b)	the Effective Date of the Plc Scheme and the Jersey Scheme shall not have occurred on or before the Longstop Date; or

(c)	Telewest withdraws the Plc Scheme or Telewest Jersey withdraws the Jersey Scheme or indicates in writing its intention to do so, or states publicly that it will not support the Restructuring, or Telewest fails to confirm to the Co-ordinators within 48 hours of a request from the Co-ordinators that it is Telewest’s intention to continue with and recommend the Restructuring in all material respects, or there is a material change in the terms of the Plc Scheme or the Jersey Scheme in the opinion of the Majority Lenders; or

(d)	any of the Voting Agreements are materially amended by the parties to those agreements other than by virtue of termination of a Voting Agreement by reason of a beneficial owner of the Agreed Securities directing the disposal of some or all of the Agreed Securities in circumstances outlined in clause 3(f)(B) of the Bondholder Agreement; or

(e)	any of the Voting Agreements are withdrawn or terminated by the parties to those agreements and such termination would result in the Voting Agreements representing holders of less than the Agreed Percentage of the value of Agreed Securities in aggregate entitled to vote at the Meetings (including, without limitation, each Relevant Committee Member, Huff and Liberty Media). For the purposes of sub-paragraph 3.2(e) of this letter, if any of the Voting Agreements are terminated by reason of the beneficial owner of the Agreed Securities directing the disposal of some or all of the Agreed Securities in circumstances outlined in clause 3(f)(B) of the Bondholder Agreement, then such termination shall be ignored for the purposes of calculating the percentage of the holders of the Agreed Securities UNLESS, in the opinion of the Majority Lenders, such termination would cause the Effective Date to be delayed beyond the Longstop Date or likely to result in the Effective Date not occurring at all; or

(f)	any of the agreements described in paragraphs 2.2(e), (f) and (g) are withdrawn, terminated or materially amended by the parties to those agreements, or any of the Swap Banks, Royal Bank of Scotland (Industrial Leasing) Limited and Royal Bank Leasing Limited take any action or exercise any remedy inconsistent with the Restructuring; or

(g)	an amended and restated facility agreement documenting the Facilities in the Agreed Form is not signed on or before the Effective Date; or

(h)	any of TCN, Telewest, New Telewest or Telewest UK breach any representations or warranties in, or any term of, this letter, the Co-ordinators and Steering Committee Letter, the PwC Letter or the Fee Letter (save such existing breaches as acknowledged and agreed by the Co-ordinators) and, if such breach is capable of remedy, fails promptly to remedy the breach; or

(i)	there occurs an event or circumstance in relation to the Restructuring which would result in the Agent or a Lender acting contrary to any law, regulation, or treaty, or any official directive or official request in each case having the force of law or being of a kind customarily complied with by the Agent or Lender applicable to any of them in connection with this letter, the Term Sheet or the Facilities provided that the Agent or a Lender as the case may be will take such reasonable steps as may, in its absolute discretion, be open to it to enable it to avoid acting contrary to such law, regulation, treaty, official directive or official request, but so that the Agent or a Lender shall not be under any obligation to take any such steps if, in its opinion, to do so would or would be likely to have an adverse effect upon its business, operations or financial condition; or

(j)	there occurs:

(A)	a failure to obtain any order of any court (including for the avoidance of doubt, any interim order), when applied for, or a requisite majority for any vote, when sought, in order for the Shareholder Resolutions to be passed or the creditors to approve the Plc Scheme and the Jersey Scheme; or

(B)	the making of any order (including, for the avoidance of doubt, any interim order) of any court or governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the consummation of the Restructuring; or

(k)	any event occurs or circumstances arise which, in the opinion of the Majority Lenders, has a material adverse change to the business plan of the Telewest Group or a material adverse change to the assets, liabilities, business or prospects of the Telewest Group or affect the ability of the TCN Entities (taken as a whole) or Telewest, New Telewest or Telewest UK to perform all or any of their respective material obligations under the Finance Documents (as it is proposed they be amended as set out in the Term Sheet); or

(l)	any written information provided by a member of the Telewest Group or its advisers or any oral information provided by any of Katherine Burns-Rivington, Charles Burdick or advisers to the Telewest Group (the Information Providers), in each case in connection with the Restructuring to the Co-ordinators, the Steering Committee or the Agent or any of their respective advisers is inaccurate or incomplete (other than in the case of oral information where such information is accurate and complete at the time given to the best of the Information Provider’s knowledge and belief after due enquiry provided that, in the event that any Information Provider becomes aware that any oral information provided to the Co-ordinators, the Steering Committee or the Agent or any of their respective advisers is inaccurate or incomplete there will be a termination event under this clause 3.2(l) unless such Information Provider promptly informs the Co-ordinators of the manner in which such information is inaccurate or incomplete) in any respect which, in the reasonable opinion of the Majority Lenders, is regarded as material in the context of the Restructuring, or the decision to provide the Facilities; or

(m)	TCN or Telewest or New Telewest or Telewest UK (as the case may be) fails to disclose facts or information in connection with the Restructuring to the Agent which, in the reasonable opinion of the Majority Lenders, is regarded as material in the context of the Restructuring, or the decision by a Lender to provide the Facilities; or

(n)	any creditor or creditors of TCN or Telewest or New Telewest or Telewest UK as the case may be takes any action or step which in the reasonable opinion of the Majority Lenders is likely to impair any of the security given for the benefit of the Lenders under the Security Documents; or

(o)	Telewest or Telewest Jersey does not obtain, at least two Banking Days before the Effective Date, the agreement of the US Bankruptcy Court to enter a permanent injunction order pursuant to section 304 of the United States Bankruptcy Code 11 U.S.C. § 101 et seq. in respect of the Plc Scheme or the Jersey Scheme respectively.

3.3	Subject to paragraph 3.2, the obligations of the Lender under this letter will automatically terminate on the earlier of:

(a)	the Longstop Date; and

(b)	the date on which the Facilities have become effective.

3.4	Subject to sub-paragraph 3.6, the obligations of each of TCN, Telewest, New Telewest and Telewest UK under paragraphs 6 (Indemnity), 12 (Governing law) and sub-paragraph 3.5 of this letter will survive the termination (for whatever reason) of the obligations of a Lender under this letter.

3.5	This letter is:

(a)	without prejudice to any other rights or remedies which the Agent, any Lender or any other person may, now or at any time in the future, have or be available to them under the terms of the Finance Documents or as a matter of law; and

(b)	nothing contained in this letter will constitute or be deemed to constitute a waiver, release or discharge of any or all of the rights and remedies which the Agent, any Lender or any other person may have under the Finance Documents or as a matter of law, including (without limitation) any rights and remedies which may arise or have arisen as a result of a Default.

3.6	Without prejudice to Telewest UK’s existing obligations under this letter, upon the passing of the shareholder resolutions required to commence the solvent winding up of Telewest and Telewest Jersey, all obligations and liabilities of Telewest under this letter (including, without limitation, any claims against Telewest under this letter accrued at the Effective Date) shall be assumed by Telewest UK and Telewest shall be released from such obligations and liabilities hereunder. Notwithstanding the previous sentence, if the proposed transfer of assets by Telewest to Telewest UK pursuant to the Restructuring is set aside or reversed or otherwise avoided (whether due to the insolvency of Telewest or Telewest UK or otherwise), the obligations of Telewest under this letter shall be reinstated as if such assumption of obligations and liabilities by Telewest UK and release of Telewest had never occurred.

4.	Representations and Warranties

4.1	On the signing of this letter, each of TCN (on behalf of itself and each other TCN Entity) (but excluding sub-paragraph 4.1(b)), Telewest, New Telewest and Telewest UK (in respect of sub-paragraphs 4.1(b) and (c) only) represent and warrant to the Agent for the benefit of each Lender:

(a)	in the terms of each representation and warranty as set out in clauses 10.1.1 to 10.1.6 (inclusive) and 10.2.2 of the Loan Agreement, but as if references therein to the Loan Agreement and/or the Security Documents were to this letter;

(b)	in the terms of each representation and warranty as set out in clauses 5.1.1 to 5.1.4 (inclusive) and 5.1.8 of the Deed of Subordination, but as if references therein to the Deed of Subordination were to this letter; and

(c)	that all material information relating to the Telewest Group which has been delivered to the Agent by or on behalf of any member of the Telewest Group was true, correct and accurate in all material respects when so delivered.

4.2	The representations and warranties in this paragraph shall be deemed to be repeated by TCN (on behalf of itself and each other TCN Entity) (but excluding paragraph 4.1(b)) and Telewest, New Telewest and Telewest UK (in respect of sub-paragraphs 4.1(b) and (c) only) every seven days or multiple thereof following the signing of this letter by those parties.

5.	Undertakings

5.1	Telewest and TCN agree that Telewest will pay to TCN within five Banking Days of signing this letter the sum of £41,000,000 (together with accrued interest) held by Telewest on trust for itself and TCN pursuant to the terms of the trust deed dated 1 October 2002, such payment to be made on the basis that TCN shall be absolutely entitled to any cash or property in the sum of £41,000,000 (together with accrued interest) from the time of receipt of the payment.

5.2	Telewest and TCN undertake from the date on which the conditions specified in sub-paragraphs 2.2(d), (e), (f) and (g) are satisfied until termination of this letter:

(a)	that the Borrowers will not issue a Drawdown Notice nor make any request for a Utilisation under the Ancillary Facilities Letter; and

(b)	not to make, or fund the making of, any payments in respect of principal or cash interest that is owing or may become owing under the terms of the Agreed Securities; and

(c)	that TCN will not make (and TCN will procure that no other member of the TCN Group makes) any Restricted Payment; and

(d)	to promptly inform the Agent of any breach of this letter forthwith upon becoming aware thereof, and will, if so requested by the Agent, confirm to the Agent in writing that, save as otherwise stated in such confirmation, no such breach has occurred and is continuing; and

(e)	to provide the Steering Committee with a copy of each proposed public announcement in respect of the Restructuring prior to the announcement and in the case where the proposed public announcement makes any reference to any or all of the Lenders, the Term Sheet, the Loan Agreement or this letter, such announcement shall be subject to obtaining the prior consent of the Steering Committee, save where Telewest or TCN is obliged by an order of a court of competent jurisdiction or pursuant to any law or regulation in accordance with which it is required to act, to make such public announcement, in which case it shall use reasonable endeavours to obtain the consent of the Steering Committee; and

(f)	to supply the Co-ordinators with any material information relating to the Restructuring, Telewest, the Telewest Group or any member of the Telewest Group no later than two Banking Days after receipt or delivery of the information by a member of the Telewest Group (including any material exchanged between a member of the Telewest Group and a Relevant Creditor, a shareholder or any other strategic investor); and

(g)	to use reasonable endeavours to procure the termination of the Relationship Agreement by MediaOne and Microsoft and a release of their accrued rights against Telewest under that agreement.

6.	Indemnity and Guarantee

6.1

Each of TCN, Telewest and Telewest UK jointly and severally indemnifies, and holds harmless, each Lender and its directors, officers, employees, agents, advisers and affiliates (each an Indemnified Party) from and against any and all losses, claims, costs, expenses, damages and liabilities, whether joint or several, to which any such Indemnified Party may become subject under any applicable law or regulation, in connection with or arising by reason of such Indemnified Party’s negotiation, execution or performance of this letter or the Term Sheet or participation in the Restructuring, and will promptly reimburse any Indemnified Party for any expenses (including legal fees and expenses and any value added tax thereon) which they incur in connection with the investigation of, or preparation for, or defence of, any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto (the Indemnity). The Indemnity shall not apply to the extent such claim, damage, loss, liability or expense resulted from such Indemnified Party’s gross negligence or wilful misconduct or a breach of the Indemnified Party’s contractual obligations under this letter. An Indemnified Party may separately instruct legal advisers in connection with any such investigation, claim, action or proceeding.

6.2	New Telewest irrevocably and unconditionally:

(a)	guarantees to the Indemnified Parties prompt performance by TCN, Telewest and Telewest UK of each of their obligations under paragraph 6.1 of this letter; and

(b)	undertakes with the Indemnified Parties that, whenever TCN, Telewest or Telewest UK does not pay any amount when due under paragraph 6.1 of this letter, New Telewest must immediately on demand from an Indemnified Party, pay that amount (in the currency in which it is due) as if it was the principal obligor (the Guarantee).

6.3	Prior to making a demand on New Telewest under the Guarantee, an Indemnified Party must make demand on Telewest UK under the Indemnity in respect of the same liability.

6.4	The obligations of New Telewest under the Guarantee will not be affected by any act, omission or thing which, but for this provision, would reduce, release or prejudice any of its obligations under the Guarantee (whether or not known to it or any Indemnified Party).

6.5	Save for the obligation stipulated in paragraph 6.3 of this letter, New Telewest waives any right it may have of first requiring an Indemnified Party (or any trustee or agent on its behalf) to proceed against or enforce any other right or security or claim payment from any person (including without limitation TCN) before claiming from New Telewest under the Guarantee.

6.6	Until all amounts which may be or become owing to a Beneficiary or a New Beneficiary (as that term is defined in the draft amended and restated facility agreement in the Agreed Form) have been irrevocably paid in full, an Indemnified Party (or any trustee or agent on its behalf) may without affecting the liability of New Telewest under the Guarantee:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by an Indemnified Party (or any trustee or agent on its behalf) in respect of those amounts;

(b)	apply and enforce them in such manner and order as it sees fit (whether against those amounts or otherwise); and

(c)	hold in an interest-bearing suspense account any moneys received from New Telewest or on account of New Telewest’s liability under the Guarantee.

6.7	Unless:

(a)	all amounts which may be or become owing to a Beneficiary or a New Beneficiary (as that term is defined in the draft amended and restated facility agreement in the Agreed Form) have been irrevocably paid in full; or

(b)	an Indemnified Party otherwise directs,

New Telewest will not, after a claim has been made or by virtue of any payment or performance by it under the Guarantee:

(i)	be subrogated to any rights, security or moneys held, received or receivable by an Indemnified Party (or any trustee or agent on its behalf);

(ii)	be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of the New Telewest’s liability under the Guarantee;

(iii)	claim, rank, prove or vote as a creditor of TCN, Telewest or Telewest UK or its estate in competition with an Indemnified Party (or any trustee or agent on its behalf); or

(iv)	receive, claim or have the benefit of any payment, distribution or security from or on account of TCN, Telewest or Telewest UK, or exercise any right of set-off as against any of those entities.

New Telewest must hold in trust for and immediately pay or transfer to the Agent on behalf of an Indemnified Party any payment or distribution or benefit of security received by it contrary to this paragraph 6 or in accordance with any directions given by the Agent (acting on the directions of the Indemnified Party) under this paragraph 6.

6.8	Unless:

(a)	all amounts which may be or become owing to a Beneficiary or a New Beneficiary (as that term is defined in the draft amended and restated facility agreement in the Agreed Form) have been irrevocably paid in full; or

(b)	an Indemnified Party otherwise directs,

TCN, Telewest or Telewest UK will not, after a claim has been made or by virtue of any payment or performance by any of them under the Indemnity:

(i)	be subrogated to any rights, security or moneys held, received or receivable by an Indemnified Party (or any trustee or agent on its behalf);

(ii)	be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of their liability under the Indemnity;

(iii)	claim, rank, prove or vote as a creditor of TCN, Telewest or Telewest UK or their respective estates in competition with an Indemnified Party (or any trustee or agent on its behalf); or

(iv)	receive, claim or have the benefit of any payment, distribution or security from or on account of TCN, Telewest or Telewest UK, or exercise any right of set-off as against any of those entities.

Each of TCN, Telewest and Telewest UK must hold in trust for and immediately pay or transfer to the Agent on behalf of an Indemnified Party any payment or distribution or benefit of security received by it contrary to this paragraph 6 or in accordance with any directions given by the Agent (acting on the directions of the Indemnified Party) under this paragraph 6.

6.9	The Guarantee is a continuing guarantee and will extend to the ultimate balance of all sums payable by New Telewest under this letter, regardless of any intermediate payment or discharge in whole or in part.

6.10	If any discharge or arrangement is made in whole or in part on the faith of any payment, security or other disposition of New Telewest which is avoided or must be restored on insolvency, liquidation or otherwise (without limitation), the liability of New Telewest under the Guarantee will continue as if the discharge or arrangement had not occurred.

6.11	The Guarantee and the Indemnity are in addition to and are not in any way prejudiced by any other security now or subsequently held by an Indemnified Party.

6.12	The parties to this letter agree that an Indemnified Party shall not have any liability for any claims on behalf of or by TCN, Telewest or the Telewest Group in connection with or arising out of this letter, the Term Sheet or the Restructuring except to the extent any claims are the result of a breach by the Indemnified Party of the contractual obligations contained in this letter, gross negligence or wilful misconduct of the Indemnified Party.

6.13	Any director, officer, employee, agent, adviser or affiliate of the Lenders may rely on this paragraph 6 and enforce its terms under the Contracts (Rights of Third Parties) Act 1999.

7.	Whole Agreement

7.1	Save for those terms of the suspension letter dated 21 August 2002 between the Agent (acting on behalf of the Majority Lenders), TCN, Telewest Finance Corporation and Telewest (and any amendment of that letter) (the Suspension Letter) which continue in effect pursuant to clauses 5.2, 9.2 or 9.3 of the Suspension Letter, this letter represents the entire understanding and agreement between the parties with respect to the subject matter hereof.

7.2	This letter can be amended, supplemented or changed or any provision waived, only by written instrument and with the written consent of TCN, Telewest, New Telewest, Telewest UK and the Lenders.

8.	Partial Invalidity

The illegality, invalidity or unenforceability of any provision of this letter under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction, nor shall it affect the legality, validity or enforceability of any other provision.

9.	Finance Documents

This letter is a Finance Document for the purposes of the Loan Agreement.

10.	Third Party Rights

Save as provided for in paragraph 6.3 above, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this letter.

Notwithstanding any third party rights arising pursuant to paragraph 6.3 above, the consent of any third party is not required for any variation (including any waiver) or termination of this letter).

11.	Counterparts

This letter may be signed in any number of counterparts, all of which taken together and when delivered to the Agent constitute one and the same instrument. Any party may enter into this letter by signing any such counterpart.

12.	Governing Law and Jurisdiction

Clause 21 (Governing Law and Jurisdiction) of the Loan Agreement shall apply, mutatis mutandis, to this letter as it applies to the Loan Agreement.

If you agree with the terms and conditions of this letter, please confirm your acceptance (and the acceptance of those on whose behalf you are entering into this letter) by signing and returning the enclosed copy of this letter to the Agent.

CIBC World Markets plc as Agent acting on behalf of the Lenders pursuant to clause 19.2 of the Loan Agreement

By:

CIBC World Markets plc in its capacity as Security Trustee for and on behalf of the Beneficiaries

By:

To:	CIBC World Markets plc
as Agent acting on behalf of the Lenders
pursuant to clause 19.2 of the Loan Agreement
and as Security Trustee for and on behalf of the Beneficiaries

We acknowledge receipt of the Commitment Letter dated                      2004 of which this is a copy and hereby confirm our agreement to the terms and conditions thereof.

Yours faithfully

For and on behalf of Telewest Communications Networks Limited for and on behalf of itself and each other TCN Entity

By:

Date:

Yours faithfully

For and on behalf of Telewest Communications plc

By:

Date:

Yours faithfully

For and on behalf of Telewest Global, Inc.

By:

Date:

Yours faithfully

For and on behalf of Telewest UK Limited

By:

Date:

Schedule

Private & confidential

TELEWEST COMMUNICATIONS NETWORKS LIMITED

Amended and Restated Facilities of £2.03 billion

together with uncommitted Facilities of £125 million

DETAILED INDICATIVE TERMS AND CONDITIONS

Terms set out herein are indicative terms and conditions only and do not represent a commitment by any of the Lenders to provide or continue to provide funding on these or on any other terms.

Borrower:	Telewest Communications Networks Limited (“TCN”).

TCN and its Subsidiaries and Associated Partnerships are referred to herein as the “TCN Group”. “TCN Entity” means each company or partnership within the TCN Group required to give guarantees or security.

Definitions:	“Delco” means the newly formed Delaware company which is to be the ultimate holding company of the TCN Group.

“Subco” means Telewest or, subject to the Lenders’ consent, a newly formed English company which is 100% directly owned by Delco and which owns directly 100% of TCN. NB: Subject to review of and satisfaction with the proposed Subco structure by the Lenders and their professional advisers and the shares in TCN and the rights in respect of loans to TCN being transferred by Telewest to such newly formed English company subject to, and without prejudicing, the existing security over such assets entered into by Telewest.

“Telewest” means Telewest Communications plc.

Documentation:	Amendment and restatement of the Facility Agreement dated 16 March 2001 (as subsequently amended). Save where inconsistent or otherwise indicated in these Indicative Terms and Conditions, it is intended by the parties that the Facilities will be on the terms set out in the Facility Agreement. Unless otherwise defined in these Indicative Terms and Conditions, or the context otherwise requires, words and expressions defined in the Facility Agreement shall have the same meanings when used in these Indicative Terms and Conditions.

The overdrafts provided by Overdraft Lenders have been documented by separate overdraft letters from such Overdraft Lenders which will be amended to take account of these Indicative Terms and Conditions. A loss sharing arrangement will be inserted in the Restated Facility Agreement in respect of Facility C borrowings.

Amount:	Committed Facilities of £2.03 billion together with uncommitted Facilities of £125 million.

Facilities:	There will be four Facilities as follows:

Facility A: a £1695 million term loan maturing on 31 December 2005. [Note: Facility A replaces existing Facilities A and B following repayment of £160 million Advance made on 27 September 2002.]

Facility B: a revolving credit facility of £140 million maturing on 31 December 2005.

Facility C: The Overdraft Lenders will provide committed overdraft facilities of an aggregate amount of £50 million as an ancillary facility within the terms of the Restated Facility Agreement with a final maturity of 31 December 2005.

Facility D: a term loan of £145 million maturing on 30 June 2006. Together with an uncommitted term loan of up to £20 million maturing on 30 June 2006 which may be drawn at any time and an uncommitted term loan of up to £105 million maturing on 30 June 2006 which may be drawn down only with the prior written consent of the Majority Lenders. For the avoidance of doubt no Lender is under any obligation to contribute to any additional advance under Facility D.

Purpose:	Facilities A, B, C and D

To finance the general corporate purposes of the TCN Group.

Lead Arrangers and Lenders:	As per the current Facility Agreement.

Overdraft Lenders:	Barclays Bank plc, National Westminster Bank plc and The Royal Bank of Scotland plc.

Agent/Security Trustee:	CIBC World Markets plc.

Repayment:	Facility A, B and C will be repaid in full on 31 December 2005.

Facility D will be repaid in full on 30 June 2006.

Prepayment/Cancellation:	Optional Prepayment

Advances under Facility A, B or D may be prepaid at any time (subject to reimbursement to the Lenders for any funding losses and breakage costs) in a minimum amount of £10,000,000 or any larger sum which is an integral multiple of £5,000,000. Any Advances under Facility A or Facility D that are prepaid may not be re-borrowed (advances under Facility B may be re-borrowed).

Voluntary prepayments may, at the option of TCN, be applied either against amounts outstanding under Facility B or (on a pro rata basis) against amounts outstanding under Facility A and Facility D. Unless Facility A has been fully repaid the Lenders under Facility D shall have the right to refuse to accept a voluntary prepayment of

Facility D in which event the amount shall be applied against Facility A.

Mandatory Prepayment

(A)	There will be mandatory prepayment and cancellation of the entire Facilities unless the Majority Lenders agree otherwise if (i) any person holds or any persons acting in concert hold directly or indirectly 30% or more of either the voting or the economic interest in Delco; or (ii) TCN (or any Affiliate of TCN) merges (howsoever constituted) with any other entity, unless, in the case of a merger with NTL or any of its subsidiaries or holding companies only, such merger becomes effective no earlier than the later of (a) 30 June 2006 or, in the event of the final maturity date of any of the Facilities being extended to a date after 30 June 2006, such final maturity date and (b) the date on which all outstandings in respect of the Facilities are repaid in full. The relevant holders of the Agreed Securities of Telewest (including W.R. Huff Asset Management Co. LLC) will not be deemed to be acting in concert for the purpose of this provision solely by virtue of either (x) having been members of the ad hoc committee of holders of the Agreed Securities of Telewest or, in the case of W.R. Huff Asset Management Co. LLC, participating in discussions with such committee or its advisers in relation to the restructuring of Telewest, prior to the scheme of arrangement for Telewest becoming effective or (y) individuals appointed by certain of the holders of the Agreed Securities as directors of Delco or any of its Affiliates on the basis set out under “Corporate Governance” in the Term Sheet between certain holders of the Agreed Securities, Telewest, Liberty Media, Corporation and IDT Corporation dated 14 August 2003 undertaking their duties as directors of such companies.

(B)	Commencing with the twelve month period ending 31 December 2004, 50% Excess Cash Flow recapture on an annual basis unless the ratio of Total Senior Debt to Annualised EBITDA is less than 3.5 times. The amount of any mandatory prepayment under this paragraph (B) will be reduced on a £ for £ basis by an amount equal to the amount by which the Facilities are prepaid and permanently cancelled out of the proceeds of any raising of new equity by Delco or any Affiliate of Delco or any raising of new debt by Delco or otherwise voluntarily prepaid and permanently cancelled.

Excess Cash Flow means the Consolidated TCN Group EBITDA for the relevant twelve month period (A) less (i) any Total Senior Debt Interest Charges accrued during such twelve month period, (ii) cash repayments and/or prepayments of any Borrowed Money of the TCN Group made during such twelve month period to the extent not available for redrawing, (iii) cash Capital Expenditure of the TCN Group during such twelve month period and (iv) amounts accrued in respect of Taxes which are attributable to such twelve month period and (B) adjusted for any changes to working capital.

(C)	There will be a mandatory prepayment unless the Majority Lenders agree otherwise of an amount equal to the net cash proceeds of any sale or disposal made pursuant to paragraph (g) of the definition of Permitted Disposals to the extent that the same have not been reinvested in the business of the TCN Group within 120 days of such disposal.

(D)	There will be a mandatory prepayment unless the Majority Lenders agree otherwise of 50 per cent. of the net cash proceeds of any IPO of, or disposal of, any Joint Venture.

(E)	There will be a mandatory prepayment:

unless on the immediately preceding testing day the ratio of Total Senior Debt to Annualised EBITDA (calculated on the same basis as Financial Covenant (A)) was less than 3.5:1, of an amount equal to 25 per cent. of the net proceeds of any raising of new equity by Delco or any Affiliate of Delco. To the extent that the Facilities have been voluntarily prepaid and permanently cancelled out of the proceeds of the raising of new debt by Delco the net proceeds of any raising of new equity by Delco or any Affiliate of Delco may be used to prepay such debt and the amount so used shall be deducted from the net proceeds of such raising of new equity for the purposes of this paragraph (E)(i); and

of an amount equal to the incremental net proceeds of any new debt raised by Delco to the extent that the total aggregate amount raised in cash exceeds £200,000,000 in 2003, increasing to £300,000,000 in 2004 and £400,000,000 in 2005 and thereafter.

(F)	There will be a mandatory prepayment unless the Super Majority Lenders agree otherwise of 100 per cent. of the net cash proceeds of the disposal of all or part of the Flextech business.

Mandatory prepayments under paragraphs (B), (C), (D), (E) and (F) will be applied against amounts outstanding under Facility A, Facility B and Facility D (pro rata) (and availability under Facility B shall be cancelled permanently in the amount of Facility B outstandings prepaid). Unless Facilites A and B have been fully repaid the Lenders under Facility D shall have the right to refuse to accept any such mandatory prepayment of Facility D in which event the amount shall be applied against Facility A and Facility B (pro rata).

To the extent that the TCN Group has outstanding at any time leasing or vendor financing arrangements in excess of £300 million in aggregate Facility B shall be permanently cancelled and prepaid on a £ for £ basis by the amount in excess of £300 million.

To the extent that any proceeds of a sale or disposal made pursuant to paragraph (g) of the definition of Permitted Disposals or any IPO of, or disposal of, any Joint Venture or any disposal referred to in paragraph (F) are received other than in cash, such proceeds shall be deemed to be “cash proceeds” at the time they are converted into cash.

Cancellation

Irrevocable voluntary cancellation of the undrawn commitments under Facility B or (as the case may be) Facility D will be permitted on three business days notice in a minimum amount of £10,000,000 and an integral multiple of £5,000,000.

In the event that a Facility C Lender cancels its commitment (whether or not drawn), this will be converted automatically to a Facility A Loan in the full amount of such commitment (and the Facility C Lender will make any necessary advance over and above the amount then drawn under Facility C).

Fees

No fees shall be payable in respect of the prepayment and/or cancellation of any Facility.

Security:

(a)      A floating charge over all the assets of Subco and of each Material Group Entity and any additional Subsidiaries and Associated Partnerships to the extent necessary to meet the 95% test referred to in Positive Covenants (v) below; NB: TCN has confirmed that it will not be necessary for any additional Subsidiaries or Associated Partnerships to accede to the security package in order to meet such 95% test.

(b)      guarantee from Subco and upstream guarantees/cross guarantees from each Material Group Entity and any additional Subsidiaries and Associated Partnerships to the extent necessary to meet the 95% test referred to in Positive Covenants (v) below;

(c)      first fixed equitable share charges over shares in TCN and the UK Channel Management Limited and UK Gold Holdings Limited (the “Existing JVs”) and to the extent all relevant consents have been obtained, any other joint ventures, together with first fixed equitable (or in the case of Scottish companies only, legal) charges over the shares in each Material Group Entity and any additional Subsidiaries and Associated Partnerships to the extent necessary to meet the 95% test referred to in Positive Covenants (v) below;

(d) first fixed charge over the loan notes held in the Existing JVs, and to the extent all relevant consents have been obtained, any other joint ventures;

(e) assignment by way of security of all Subco’s rights in respect of loans made by it to any member of the TCN Group and of all Delco’s rights in respect of loans made by it to Subco;

(f) subordination of all rights to dividends, repayment of loans, interest, etc. (i) of Delco from Subco and (ii) of Subco from any member of the TCN Group pursuant to Deeds of Subordination;

(g) first fixed equitable charge over shares in Subco by Delco; and

(h) a new first fixed charge over bank account with one of the Overdraft Lenders to which cash balances will be swept on a daily basis as set out in paragraph (aa) of Positive Covenants.

Intercreditor Arrangements:	Existing intercreditor arrangements with certain other creditors of the TCN Group (lessors, Crosby Sterling and hedge counterparties of TCN) to remain unaffected. The Facility D Lenders agree not to block any refinancing of Facilities A, B and C, to accept a refinancing of Facility D at the same time as a refinancing of Facilities A, B and C and that any refinancing of Facility A, B and C prior to the maturity of Facility D will be entitled to share in the security and be subject to the same intercreditor arrangements as apply to Facility A, B and C.

Interest Rate:	Facility A shall bear interest at a rate of LIBOR plus MLAs plus the applicable Margin set out below and Facility C shall bear interest at the relevant overdraft lender’s fluctuating base rate plus the applicable Margin set out below:

Total Senior Debt to Annualised EBITDA	Applicable Margin
Greater than or equal to 5x	4.00%
Less than 5x but greater than or equal to 4.5x	3.50%
Less than 4.5x but greater than or equal to 4 times	3.00%
Less than 4x	2.50%

Provided that in respect of each Facility A Advance and Facility C Advance the applicable
Margin in respect of the period of 6 months following the date on which the amendments to the Facility Agreement become effective shall not be less than the rate determined from the above grid by reference to the latest Quarterly Management Accounts delivered to the Agent immediately prior to the date on which the amendments to the Facility Agreement become effective.

Facility B shall bear interest at a rate of LIBOR plus MLAs plus the applicable margin as follows:

Total Senior Debt to Annualised EBITDA	Applicable Margin
Greater than or equal to 5x	5.50%
Less than or 5x but greater than or equal to 4.5x	5.00%
Less than 4.5x but greater than or equal to 4x	4.50%
Less than 4x	4.00%

Provided that in respect of each Facility B Advance commencing the applicable Margin in respect of the period of 6 months following the date on which the amendments to the Facility
Agreement become effective shall not be less than the rate determined from the above grid by reference to the latest Quarterly Management Accounts delivered to the Agent immediately prior to the date on which the amendments to the Facility Agreement become effective.

Facility D shall bear interest at a rate of LIBOR plus MLAs plus 5.00 per cent. per annum.

Interest Periods for Facilities A, B and D will be of 1, 2, 3 or 6 months or such other period as is agreed by the Lenders. Interest shall be paid at the end of each appropriate interest period or at six monthly intervals in the case of longer periods.

Commitment Fee:	In respect of Facility B, one per cent. per annum payable quarterly in arrears on the undrawn uncancelled portion of Facility B.

In respect of Facility C a fee in lieu of a commitment fee of 0.50 per cent. per annum will be payable quarterly in arrears on the full amount of Facility C.

Upfront Fee for Facilities A, B, C and D:

(i)     0.50 per cent. flat on the committed amount of the Facilities under the commitment letter payable on the business day after the signing of such commitment letter (in the agreed form) in respect of these Indicative Terms and Conditions by all the Lenders, provided that such commitment letter is signed by all the Lenders on or before 1 December 2003 and on or before such date all the Lenders have also confirmed their agreement to the form of the Amended and Restated Facility Agreement.

(ii)    1.50 per cent. flat on the committed amount of the Facilities (£2.03 billion) payable on the scheme of arrangement under s.425 of the Companies Act 1985 to implement the restructuring becoming effective (less the amount of any fee paid under (i) above).

(iii)  on the earlier of (a) 28 February 2005 and (b) the date on which the Quarterly Management Accounts and Compliance Certificate are delivered under the Amended and Restated Facility Agreement in respect of the Quarterly Period ending 31 December 2004, a fee calculated on the committed amount of the Facilities on 31 December 2004 determined by reference to the ratio of Total Senior Debt to Annualised EBITDA as at 31 December 2004 in accordance with the following grid:

Total Senior Debt to Annualised EBITDA	Fee
Greater than or equal to 4.25x	0.75 per cent.
Less than 4.25x but greater than or equal to 3.75x	0.375 per cent.
Less than 3.75x	NIL

In the event that the Quarterly Management Accounts and Compliance Certificate referred to in (b) above are not delivered on or before 28 February 2005, the fee will be calculated on the basis of 0.75 per cent.

Conditions Precedent to amendment and restatement of the Facility Agreement:	Usual and customary in satisfactory form, including:

(a)      appointment as a director of TCN of a person who is not, and has not been within the preceding 3 years, and will not in the future be, a shareholder (other than (i) shares in Delco obtained as part of such person’s compensation and (ii) other shareholdings in Delco representing less than 0.25 per cent. of the entire issued share capital of Delco) of Delco, Subco, Telewest or any member of the TCN Group, is independent of the shareholders of Delco and is not a director of Delco or any Affiliate of Delco (other than a subsidiary of TCN) (the “TCN Independent Director”). For these purposes a person will be deemed to be “independent of the shareholders of Delco” if such person is not (and has not been for a period of 3 years prior to appointment) an employee, principal officer or director of any institution that is a member of the ad hoc committee of holders of Agreed Securities, W.R. Huff Asset Management Co. LLC, Liberty Media Corporation, IDT Corporation or any institution that is (or was during the last 3 years) the holder of a 5% or greater interest in the share capital of Telewest or Delco or any of their respective Affiliates. For the avoidance of doubt, such TCN Independent Director may be a member of management of TCN and its subsidiaries;

(b) certified copy of the constitutional documents of Delco and Subco;

(c)      certificate that there has been no change to the constitutional documents of the TCN Entities (other than TCN) since the date of execution of the Facility Agreement or (as the case may be) accession to the Facility Agreement or a certified copy of any revised constitutional documents;

(d)      a certified copy of the constitutional documents of TCN amended to the effect that the following matters will require the vote of a super majority (66 2/3 per cent.) of the directors of TCN including the TCN Independent Director:

(i) filing a bankruptcy petition or otherwise instituting or consenting to insolvency proceedings; dissolving, liquidating; and

(ii) amending the constitutional documents of the company, including removal or amendment of these provisions;

(e)      certified copy of the Certificate of Incorporation and Memorandum and Articles of Association of any member of the TCN Group which is required to give a guarantee/ security and has not done so already (the “New Obligors”);

(f) resolutions of the Board of Directors of the TCN Entities, Delco, Subco and each New Obligor (if any);

(g) certified specimen signature of the persons authorised in (f) above;

(h) charge over Bank Account referred to in paragraph (aa) of Positive Covenants duly executed by TCN;

(i) first fixed equitable charge over the shares in Subco, assignment of loans made to Subco and Deed of Subordination, duly executed by Delco;

(j)       guarantee and debenture and Deed of Subordination duly executed by Subco; N.B: Telewest has already entered into a first fixed equitable charge over the shares in TCN, an assignment of loans made to TCN (see note under definition of Subco);

(k) legal opinions;

(l) a copy of an annual budget of the TCN Group for 2004 prepared on a month by month basis;

(m) insurances brokers letter;

(n)      confirmation that there are no Encumbrances or outstanding Borrowed Money other than (i) as set out in the schedules delivered pursuant to the 21 August 2002 suspension letter and (ii) additional Borrowed Money not exceeding £5 million in aggregate;

(o) share certificates and loan stock certificates in relation to Subco and each New Obligor (if any);

(p) execution and delivery of fee letters regarding up front fees and payment of such fees;

(q) repayment to the Lenders under the existing Facility B of the Advance of £160 million made on 27 September 2002;

(r) the proceeds of sale (net of any costs directly attributable to such sale) of the SMG shares having been downstreamed to TCN;

(s)      after payment of all Restructuring Fees, payment by Telewest to TCN of all cash balances not in the TCN Group at the completion of the Restructuring other than £5 million. For the purposes of these Indicative Terms and Conditions, “Restructuring Fees” means, subject to review by the Lenders’ legal advisers of the relevant agreements and provision of a schedule of cash at Telewest and the application of such cash, the fees payable to UBS, SSSB and Gleacher & Co in accordance with agreements in place as at the date of these Indicative Terms and Conditions and the fees of Deloitte & Touche (as prospective administrator and as liquidator of Telewest), together with any other fees and expenses reasonably incurred in relation to the proposed restructuring, including fees and expenses of the legal advisers to Telewest, the Lenders, W.R. Huff Asset Management Co. LLC (to the extent that such fees and expenses relate solely to the negotiation and implementation of the restructuring; fees relating to items other than negotiation and implementation of the restructuring to be discussed and agreed) and the ad hoc committee of holders of the Agreed Securities and PWC as financial advisers to the Lenders;

(t)       (i) satisfaction with the terms of the scheme of arrangement for Telewest and (ii) evidence that such scheme has become effective or will become effective on delivery of an office copy of the court order sanctioning the scheme of arrangement to the registrar of companies;

(u)      the Lenders having been kept informed of, and consulted in relation to, the proposed composition of the board of directors and senior management of Delco, Subco and TCN and any directors or management incentivisation scheme and the Lenders’ views having been considered in finalising such composition and any such incentivisation scheme;

(v)    (i) satisfaction with the terms of the cancellation/equitisation of all outstanding loans made by Telewest to TCN including the Agreed Cash Management Loans and (ii) such loans having been cancelled/equitised;

(w) appointment of appropriate agents to receive service of process (where appropriate);

(x) solvency certificates and certificates of good standing (where appropriate);

(y) the assets which are the subject of leases with RB Leasing having been transferred to the TCN Group;

(z) list of material/immaterial contracts for the purposes of conditions subsequent (A) and (B);

(aa)    settlement agreements in respect of the hedging arrangements entered into by Telewest with Credit Agricole Indosuez, The Bank of New York, The Chase Manhattan Bank and The Royal Bank of Scotland plc having been entered into;

(bb)    Telewest having been delisted and Delco having been listed on one of NASDAQ, the New York Stock Exchange or the official list of the UKLA or evidence that the same will become effective on delivery of an office copy of the court order sanctioning the scheme of arrangement for Telewest to the Registrar of Companies or, in the case of a listing on NASDAQ, upon notice of issuance being given by Delco to NASDAQ which notice will be given upon delivery of such office copy to the Registrar of Companies;

(cc) evidence that the US Borrower has been liquidated or dissolved;

(dd) the passing of appropriate shareholders resolutions by Telewest;

(ee) termination of the Relationship Agreement between Telewest and Liberty Media, Corporation becoming effective upon the scheme of arrangement for Telewest becoming effective;

(ff) evidence of transfer/assignment of the tax warranties/indemnities given by Deutsche Telecom AG to Telewest in connection with acquisition of Eurobell;

(gg) amendments to the Colorado law Pledge and Security Agreements having been entered into (together with supporting board resolutions);

(hh)  bring down certificate confirming that all conditions precedent documents have become unconditional subject only to the delivery of the court order sanctioning the scheme of arrangement for Telewest to the English registrar of companies.

For the avoidance of doubt, it is acknowledged that prior to the filing of the scheme of arrangement it will be necessary for the Agent to confirm, on behalf of the Lenders, satisfaction with the conditions precedent set out in paragraphs (t)(i) and (v)(i), other than in relation to any changes made thereto subsequent to such filing.

Condition Subsequent:

(A)   All material agreements entered into by Telewest and used in the business of the TCN Group having been transferred to a TCN Entity by not later than six months after the effective date of the Supplemental Agreement.

(B) TCN to use reasonable endeavours to transfer all immaterial agreements entered into by Telewest and used in the business of the TCN Group to a TCN entity prior to their expiry or termination.

(C)   Delivery of a revised Long Range Plan which encompasses the new hedging arrangements set out in the settlement agreements referred to under condition precedent (aa) within 60 days of the Telewest scheme of arrangement becoming effective. The Majority Lenders may request PWC to report on such Long Range Plan, in which event Delco and its Affiliates (and their respective directors and officers) shall co-operate fully to enable PWC to prepare such report.

(D) Delivery of share certificates and loan stock certificates upon signing of the shareholders agreement in connection with the UKTV New Ventures Joint Venture.

Conditions Precedent to all Drawdowns under Facility B:

(a) no potential or actual Event of Default;

(b) pro-forma covenant compliance (based on the numbers for covenant compliance purposes demonstrated by most recently produced quarterly management accounts, but recalculating Total Senior Debt as at the drawdown date, including the amount to be drawn down); and

(c) reaffirmation of repeating representations and warranties.

Financial Covenants:	For the purposes of the financial covenants the following definitions will apply:

(i) Total Senior Debt will be gross total TCN Group debt including leasing (but excluding subordinated debt from Subco);

The definition of EBITDA will be as agreed (save as set out below) in the draft Amended and Restated Facility Agreement, being the total of TCN Group EBITDA and the TCN Group’s share of the UKTV Joint Ventures’ EBITDA (determined on the basis set out in the existing Facility Agreement). To the extent that the auditors of TCN require all or any of the Restructuring Fees to be included in the calculation of TCN Group EBITDA, such costs will be ignored in determining TCN Group EBITDA for the purposes of these Indicative Terms and Conditions (including, without limitation, the determination of the Interest Rate). Exceptional items will not be excluded from the calculation of TCN Group EBITDA save that (a) severance costs and the costs of disposal of surplus properties will be excluded up to an aggregate amount of £4m in 2003 and £16m in 2004 (to the extent such limit is not reached in 2003 the shortfall may be carried forward to 2004) and (b) exceptional expenses in respect of the transfers referred to in conditions subsequent (A) and (B) up to £5,000,000 in aggregate will be excluded;

Annualised EBITDA will be four times the last Quarter’s EBITDA;

The definitions of Total Capital Expenditure and Contribution will be as agreed in the draft Amended and Restated Facility Agreement;

Total Senior Debt Interest Charges will be the total accrued interest cost of the TCN Group including lease interest, bank interest and periodic commission and fees and amounts up-streamed to fund interest payable on new debt raised by Delco that has been used to prepay and permanently cancel the Facilities (as set out under Negative Covenants (m)) (less)

interest income from cash on deposit of the TCN Group. (taking account of interest rate hedging arrangements).

The financial covenants (tested on a quarterly basis) will comprise:

(A) Total Senior Debt to Annualised EBITDA -determined on the basis of a headroom from the EBITDA projections contained in the Long Range Plan as follows:

Quarter ending	Ratio of Total Senior Debt to Annualised EBITDA (maximum)
31 March 2004	5.75:1
30 June 2004	5.40:1
30 September 2004	5.00:1
31 December 2004	4.80:1
31 March 2005	4.80:1
30 June 2005	4.50:1
30 September 2005	4.20:1
31 December 2005	4.05:1

(B) Rolling six months EBITDA to rolling six months Total Senior Debt Interest Charges -determined on the basis of a headroom from the EBITDA projections contained in the Long Range Plan as follows:

Quarter ending	Ratio of rolling six months EBITDA to rolling six months Total Senior Debt Interest Charges (minimum)
31 March 2004	1.95:1
30 June 2004	2.05:1
30 September 2004	2.25:1
31 December 2004	2.40:1
31 March 2005	2.40:1
30 June 2005	2.65:1
30 September 2005	2.90:1
31 December 2005	3.15:1

(C)   Maximum rolling twelve months Total Capital Expenditure - determined on the basis of a headroom from the rolling 12 month Total Capital Expenditure contained in the Long Range Plan as set out below. The headroom shall be increased by 50 per cent. of the amount by which actual EBITDA for the twelve month period ending immediately prior to the testing period and in respect of which Quarterly

Management Accounts have been delivered exceeds the projected EBITDA for such twelve month period contained in the Long Range Plan. This covenant shall cease to apply in respect of all Quarterly Periods after the Quarterly Period in respect of which Total Senior Debt to Annualised EBITDA is less than 4x, save that should Total Senior Debt to Annualised EBITDA be more than or equal to 4x for any subsequent Quarterly Period, this covenant will be reinstated automatically for such Quarterly Period and all subsequent Quarterly Periods (unless the ratio of Total Senior Debt to Annualised EBITDA is again less than 4x, in which event the provisions of this sentence shall apply again).

Quarter ending	Maximum rolling 12 month Total Capital Expenditure (£’m)
31 March 2004	410
30 June 2004	400
30 September 2004	390
31 December 2004	390
31 March 2005	385
30 June 2005	375
30 September 2005	370
31 December 2005	365

(D)   Contribution on a six month rolling basis - to be determined on the basis of a headroom from the Contribution contained in the Long Range Plan as set out below. This covenant shall cease to apply in respect of all Quarterly Periods after the Quarterly Period in respect of which Total Senior Debt to Annualised EBITDA is less than 4x save that should Total Senior Debt to Annualised EBITDA be more than or equal to 4x for any subsequent Quarterly Period this covenant will be reinstated automatically for such Quarterly Period and all subsequent Quarterly Periods (unless the ratio of Total Senior Debt to Annualised EBITDA is again less than 4x, in which event the provisions of this sentence shall apply again).

Quarter ending	Minimum rolling six month Contribution (£’m)
31 March 2004	420
30 June 2004	430
30 September 2004	445
31 December 2004	455
31 March 2005	465
30 June 2005	480
30 September 2005	495
31 December 2005	505

For the avoidance of doubt, there will be no cure provisions in respect of financial covenants.

Positive Covenants:	Save as set out below, it is intended that the Positive Covenants will be on the same terms as and subject to the existing limitations, exceptions and materiality.

(a) notification of defaults;

(b) obtain and maintain all consents, etc. required in connection with the Finance Documents;

(c) obtain and maintain, as necessary, every telecommunications, cable and broadcasting licence;

(d) obtain and maintain all other necessary authorisations;

(e)    only engage in the business of acting as holder of shares and/or partnership interests in other TCN Entities, constructing, installing, operating and utilising cable television and/or telecommunications systems and/or the business of broadcasting and directly related business;

(f) prepare consolidated financial statements for the TCN Group;

(g)    prepare quarterly management accounts and monthly management accounts for the TCN Group (monthly management accounts to be delivered within 28 days of month end). [The format of quarterly/monthly accounts is to be agreed];

(h) prepare 13 week cash flow forecasts on a monthly basis and deliver the same on the first day of each month;

(i) ensure financial statements/annual budget are prepared in accordance with GAAP and on a consistent basis (or provide a reconciliation statement);

(j) deliver to the Agent (i) all documents issued to creditors, (ii) documents evidencing default/ crystallisation of Lessor/Crosby Sterling obligations, (iii) Compliance Certificates

(quarterly by TCN, annually by auditors), (iv) annual monthly budget by 31 December, (v) revised financial projections and revised projections for operating statistics by 31 December and (vi) documents delivered to shareholders/public documents;

(k)    PWC to perform quarterly review of KPIs and quarterly review of management accounts and cash flow forecasts and attend quarterly meetings with senior management (to report back to Lenders). The terms of engagement of PWC will be agreed between TCN and the Agent. The role of PWC will fall away (save in relation to the quarter ending 31 December 2004 for the purposes of reviewing the calculation of the upfront fee under paragraph (iii) thereof) once the ratio of Total Senior Debt to Annualised EBITDA is less than 4x, save that should Total Senior Debt to Annualised EBITDA be more than or equal to 4x for any subsequent Quarterly Period the role of PWC will be reinstated automatically (unless the ratio of Total Senior Debt to Annualised EBITDA is again less than 4x, in which event the provisions of this sentence will apply again);

(l) maintain financial year end of 31 December;

(m) ensure new authorised officers have provided evidence of authorisation;

(n) maintain KPMG or another recognised international firm as auditors;

(o) supply details of (i) litigation, (ii) communications from any relevant regulatory body and (iii) all such other financial information reasonably required;

(p) maintenance of insurances;

(q) permit Agent access to properties, books and records, officers and auditors;

(r) notify the Agent of material environmental claims etc. and provide copies of any material environmental licences etc.;

(s) comply with law and regulations;

(t) notify the Agent of Relevant Substances brought into property giving rise to an Environment Claim;

(u) prompt payment of taxes;

(v) ensure TCN Entities account for not less than 95 per cent. in aggregate of the gross assets, consolidated EBITDA and revenues;

(w) ensure all Material Group Entities give guarantees and enter into the security package;

(x)    make one of the Chief Executive Officer, Managing Director and Chief Financial Officer of the Delco Group and other appropriate senior management of the Delco Group available for Lender meetings on a six monthly basis;

(y) comply with the Reimbursement Agreement;

(z) maintain a prudent policy for management of interest rate and foreign exchange exposures (to be agreed and implemented);

(aa)  on a daily basis all cash balances in excess of £20 million to be swept into a charged account maintained by one of the Overdraft Lenders. The amount of up to £20 million held outside the charged account may be held in Permitted Financial Investments;

(bb)  (i) all contracts entered into by Telewest to be renewed on expiry in the name of a TCN Entity and (ii) all contracts entered into after the Recapitalisation Supplemental Effective Date in connection with the business of the TCN Group to be in the name of a TCN Entity;

(cc) inform the Agent of any changes to the Board of Directors of TCN as soon as reasonably practicable and in any event at least one Banking Day prior to any public announcement thereof; and

(dd)  notify the Agent (i) prior to convening a meeting of the directors to consider filing for any voluntary US bankruptcy proceedings, (ii) prior to making any such filing, (iii) of any resolution of the directors to make such filing and (iv) upon becoming aware of any creditor intending to make any filing under US bankruptcy proceedings.

Negative Covenants:	Save as set out below, it is intended that the Negative Covenants will be on the same terms as and subject to the existing limitations, exceptions and materiality:

(a)    negative pledge in respect of each TCN Entity (carve out for permitted encumbrances set out in paragraphs (a), (b), (e), (f), (g), (h), (i), (j), (l) and (m) of the current definition of Permitted Encumbrances);

(b) no merger or consolidation by any TCN Entity other than as set out in the current Facility Agreement;

(c)    no disposals by any TCN Entity (carve out for the permitted disposals set out in paragraphs (a), (b), (c), (d), (e), (g), (h) and (i) of the current definition of Permitted Disposals). For the avoidance of doubt, an IPO of, or the disposal of, any Joint Venture, vendor financing or sale and leasebacks of newly acquired assets and the rolling over of existing vendor financing and sale and leasebacks shall be permitted, subject to the mandatory prepayment provisions and paragraph (d) below. There will be an additional permitted disposal in respect of all or part of the Flextech business provided that such disposal is on bona fide arms length terms and subject to the Mandatory Prepayment provisions;

(d)    no borrowing by any TCN Entity (carve out for the permitted borrowings set out in paragraphs (a), (b), (c), (d), (e) and (i) of the current definition of Permitted Borrowings save that paragraph (d) shall be amended to allow leases and vendor financing in respect of newly acquired assets and the rollover of existing leasing and vendor financing arrangements on fair market terms (provided that security is limited to the assets supplied) up to a maximum aggregate amount of £350 million and paragraph (i) shall be amended to read £20 million). Additional permitted borrowing in respect of deferral of PAYE by TCN with the agreement of the Inland Revenue;

(e)    no guarantees by any TCN Entity (carve out for permitted guarantees set out in paragraphs (a) to (e) inclusive of the current definition of Permitted Guarantees save that paragraph (e) shall be amended to read £20 million);

(f) no issue of shares by TCN or any TCN Entity other than to Subco or (as the case may be) a TCN Entity in circumstances where such shares are charged to the Lenders;

(g) no TCN Entity to lend any money to any person (carve out for all the permitted loans as set out in the current definition of Permitted Loans);

(h)    no TCN Entity will create or acquire any subsidiary company or partnership or otherwise make any acquisition of a business or make any other investment (including debt securities/ commercial paper) (carve out for the permitted investments set out in each of paragraphs (a), (d) (in relation to the amount of up to £20 million held outside the charged account only), (e) and (f) of the current definition of Permitted Investments, save that paragraph (f) shall be amended to read £15 million save that if the TCN Group is free cash flow positive for two consecutive Quarterly Periods the figure shall be increased to £25 million. In addition any investment made pursuant to this exception above £15 million shall be counted as Capital Expenditure and only be permitted to the extent that it would not cause a breach of financial covenant at paragraph (C);

(i) the TCN Group (taken as a whole) will not change its business in any material respect;

(j) no TCN Entity to change its constitutional documents;

(k)    no TCN Entity to enter into any arrangements with Restricted Persons (other than bona fide arms length arrangements in the ordinary course of trading and those existing and approved prior to signing);

(l) no Restricted Person to have outstanding liabilities to TCN Entities which are not satisfied within 60 days;

(m)   prohibition on distributions or other upstream payments of any nature by the TCN Group (including, without limitation a prohibition on payments to fund payments on borrowings and derivatives contracts outside the TCN Group) save for (i) payments on an arm’s length basis to Subco to fund costs and expenses of Delco and Subco incurred in relation to acting as holding companies for the Delco Group of up to £5,000,000 in respect of each financial year and (ii) payments from TCN to Subco and by Subco to Delco to fund the interest payable on new debt raised by Delco that has been used to prepay and permanently cancel the Facilities provided that the amount thereof does not exceed the lower of (A) the amount of interest that would have been paid on the amount of the Facilities so prepaid in respect of the same period and (B) the amount of interest due and payable on that part of the new debt used to make such prepayment in respect of the same period;

(n) no member of the TCN Group will employ employees or carry on any business, maintain any place of business, books, records, bank or similar accounts, property or other assets in the USA;

(o) TCN may not reduce its share capital;

(p) restrictions in respect of members of the Joint Venture Group regarding borrowings, encumbrances, loans and disposals;

(q) no swaps or hedging (other than in accordance with the agreed policy referred to in paragraph (z) of Positive Covenants);

(r) TCN may not allow any Joint Ventures to be terminated, disposed of or convene any meeting to create new shares; and

(s)    not to purchase or exchange any debt of the TCN Group or prepay (or offer to prepay) any such debt other than (i) the Facilities (ii) permitted borrowings under the permitted borrowings £20,000,000 basket and (iii) the refinancing of finance leases and vendor financing arrangements on fair market terms.

Covenants by Subco:

(a) to maintain 100 per cent of the voting and economic interest in TCN;

(b)    to act solely as a holding company so that Subco does not own any assets used in the TCN Group or any other material assets (other than the shares in TCN), does not undertake any borrowing (other than of the proceeds of new equity or debt issues on-lent by Delco), does not establish or acquire any person or business other than TCN or make any other investment, does not enter into any derivatives contracts, does not give any security or give any guarantees (save for (i) guarantees given by Telewest in respect of trading obligations of the TCN Group outstanding on the date of these Indicative Terms and Conditions, (ii) guarantees to be given by Subco under finance leases with Hewlett Packard outstanding on the date of these Indicative Terms and Conditions and in respect of the obligations of Telewest Communications Holdco Limited under the sale and purchase agreement dated 28 March 2002 in relation to the sale of TV Travel Group Limited, in circumstances where the counterparty requires such guarantees in consideration for release of existing guarantees of Telewest and (iii) guarantees given to the Lenders);

(c) not to raise any new equity (other than from Delco) or to merge or consolidate with any other person;

(d) to inform the Agent of any changes to the Board of Directors as soon as reasonably practicable and in any event at least one Banking Day prior to making any public announcement thereof;

(e)    not to, and ensure that the TCN Group does not, employ any employees or carry on any business or maintain any place of business, books, records, bank or similar accounts, property or other assets in the USA; and

(f)     to notify the Agent (i) prior to convening a meeting of the directors to consider filing for any voluntary US bankruptcy proceedings, (ii) prior to making any such filing, (iii) of any resolution of the directors to make such filing and (iv) upon becoming aware of any creditor intending to make any filing under US bankruptcy proceedings.

Covenants by Delco:	(a) to maintain 100 per cent of the voting and economic interest in Subco;

(b)    to act solely as a holding company so that Delco does not own any assets used in the TCN Group or any other material assets (other than the shares in Subco), does not establish or acquire any person or business (other than Subco) or make any other investment or give any security or guarantees (save to the Lenders);

(c) to maintain a listing on one of NASDAQ, the New York Stock Exchange or the official list of the UKLA and to provide financial information as soon as it is available publicly;

(d)    to inform the Agent of any changes to the Board of Directors and provide the Agent with copies of all material public announcements, in each case as soon as reasonably practicable and in any event, to the extent not prohibited by law or regulation, at least one Banking Day prior to any public announcement thereof;

(e)    there will be no restriction on the raising of new equity by Delco or any Affiliate of Delco. Delco will procure that no holding company of TCN or other subsidiary of Delco (other than Subco in respect of the borrowing of the proceeds of new equity or debt issues by Delco) undertakes any borrowing, save that raising of new debt (including PIK) by Delco will be permitted subject to the following conditions:

(i)     subject to Mandatory Prepayment, to a limit in respect of the net proceeds received of 5.5x Total Delco Group Gross Debt to Annualised EBITDA (tested at the time the debt is incurred and including such debt and accreted interest to the testing date). In addition, to the extent that Delco raises PIK debt, the accreted amount of PIK debt to 30 June 2006 cannot exceed £500,000,000;

(ii)    maturity date no earlier than 1 January 2010. Refinancing out of the proceeds of new equity issues (subject to the terms set out in paragraph (j) below) or new debt issues (on no worse terms) subject to the terms of this paragraph (e) will be permitted;

(iii) save as permitted under Negative Covenant (m), no principal or interest to be serviced (in whole or in part) before, at or after maturity by the TCN Group;

(iv)   to the extent that any amounts are downstreamed by way of subordinated debt to Subco, save as permitted under Negative Covenant (m), this will be on a non-interest bearing basis, with a maturity no earlier than 1 January 2010 and with no early right of redemption;

(f)     to keep the Lenders informed of, and consulted in relation to, the proposed composition of the board of directors and senior management of Delco and any directors or management incentivisation scheme and ensure that the Lenders’ views are considered in finalising such composition and any such incentivisation scheme;

(g) not to merge or consolidate with any other person save as permitted under Mandatory Prepayment (A);

(h)    to notify the Agent (i) prior to convening a meeting of the directors to consider filing for any voluntary US bankruptcy proceedings, (ii) prior to making any such filing, (iii) of any resolution of the directors to make such filing and (iv) upon becoming aware of any creditor intending to make any filing under US bankruptcy proceedings;

(i) to ensure that the TCN Group does not employ any employees or carry on any business or maintain any place of business, books, records, bank or similar accounts, property or assets in the USA;

(j)     unless on the immediately preceding testing day the ratio of Total Senior Debt to Annualised EBITDA (calculated on the same basis as Financial Covenant (A)) was less than 3.5:1, to procure that 50 per cent. of the net proceeds of any raising of new equity by Delco or any Affiliate of Delco are (indirectly through Subco) downstreamed to TCN and 25 per cent. of the net proceeds of any raising of new equity by Delco or any Affiliate of Delco are used to prepay and permanently cancel the Facilities in accordance with Mandatory Prepayment (E)(i). To the extent that the Facilities have been voluntarily prepaid and permanently cancelled out of the proceeds of the raising of new debt by Delco the net proceeds of any raising of new equity by Delco or any Affiliate of Delco may be used to prepay such debt and the amount so used shall be deducted in determining the net proceeds of such raising of equity for the purposes of this paragraph (j); and

(k) represent and warrant that the latest audited financial statements of the Delco Group present the financial position of the Delco Group fairly and accurately.

Delco, Subco and TCN separate entities:	Without prejudice to other covenants set out in these Indicative Terms and Conditions, each of Delco, Subco and TCN will be maintained as separate corporate entities, including the following measures:

(a) maintain separate books and records;

(b) not co-mingle assets;

(c) conduct business in their own names;

(d) maintain separate financial statements;

(e) pay their own liabilities from their own funds (save for guarantees referred to under paragraph (b) of Covenants by Subco or under paragraph (b) of Covenants by Delco (as the case may be));

(f) observe all corporate formalities;

(g) maintain an arm’s length relationship with affiliates;

(h) pay salaries of their own employees;

(i)     not guarantee or become obligated for the debts of each other or hold their credit out as being available to satisfy the obligations of creditors of each other (save for guarantees referred to under paragraph (b) of Covenants by Subco or under paragraph (b) of Covenants by Delco (as the case may be));

(j) use separate stationery, invoices and cheques;

(k) not pledge their assets for the benefit of each other, except as expressly required by the Facilities; and

(l) hold themselves out as separate entities.

The above restrictions shall not preclude TCN from taking out or maintaining liability insurance in respect of the entire Delco Group provided that this is consistent with Negative Covenant (n).

Events of Default:	Save as set out below, it is intended that the Events of Default will be on the same terms as and subject to the existing limitations, grace periods, exceptions, materiality and qualifiers. The Events of Default shall apply to Delco, Subco, each TCN Entity and, in the case of paragraphs (h) to (o) and (v), each member of a Joint Venture Group.

(a) non-payment;

(b) breach of certain key terms of the Financing Documents (including financial covenants);

(c) breach of other terms of the Financing Documents (subject to a grace period);

(d) any representation or warranty being incorrect or misleading in any material respect;

(e) any security document being ineffective or ceasing to constitute the security purported to be constituted thereby at the date of closing;

(f) cross default subject to an aggregate de minimis limit of £35,000,000. Cross acceleration subject to an aggregate de minimis limit of £20,000,000;

(g)    the relevant counterparty being entitled to terminate interest rate or currency hedging arrangements subject to an aggregate de minimis limit of £35,000,000. The relevant counterparty terminating interest rate or currency hedging arrangements subject to an aggregate de minimis limit of £20,000,000;

(h) the appointment of an administrative or other receiver or the taking of legal proceedings to enforce any Encumbrance;

(i) an insolvency event occurs or the relevant entity stops or suspends making payments in respect of its debts or is unable or announces an intention so to do;

(j) any judgment or order is made and not stayed or complied with or a creditor takes possession of or process is levied against any material assets;

(k) steps are taken or negotiations commenced by or with any creditors with a view to proposing any kind of arrangement with creditors;

(l)     legal proceedings are started for winding-up the relevant entity, a winding-up order is made, a resolution is passed to wind-up the relevant entity or a notice is issued of a meeting for such purpose;

(m) any step is taken for the purposes of the appointment of an administrator or an administration order is made;

(n) any filing for proceedings under the US bankruptcy code;

(o) an analogous insolvency event occurs in any other jurisdiction;

(p)    Subco ceasing to be a wholly owned subsidiary of Delco or TCN ceasing to be a wholly owned subsidiary of Subco or any TCN Entity ceasing to be wholly owned by TCN (with the exception of existing minority interests);

(q) TCN ceases to have a TCN Independent Director at any time;

(r) performance of any Finance Document becomes unlawful;

(s) non-compliance with telecommunications laws;

(t) repudiation of any Finance Document;

(u) seizure, nationalisation, appropriation or compulsory acquisition of Material Assets;

(v) Material Adverse Effect; and

(w) Joint Venture material events.

Novation:	Each Lender will have the right to novate its commitment and/or outstandings under the Facilities in a minimum amount of £5 million to a Qualifying Lender, subject to, other than when there is an outstanding Default, the consent of TCN (not to be unreasonably withheld or delayed) provided that the holding level of each Lender after such transfer is in excess of £5 million.

Each Lender shall be permitted to transfer its commitment and/or outstandings under any Facility without transferring on a pro rata basis its commitment and/or outstandings under any other Facility.

Sub-participation:	Unrestricted.

Taxes:	All payments are to be made free and clear of all taxes except where required by law and subject to gross up in the case of a Qualifying Lender.

Majority Lenders:	The provisions of the Finance Documents will be subject to amendment and/or waiver by the Majority Lenders (namely 66 2/3 per cent. of the undrawn commitments and outstandings under all facilities) save that (i) the unanimous consent of the Lenders will be required for certain matters typical for facilities of this nature and (ii) the consent of the Lenders whose commitments or outstandings represent 95 per cent. or more of the total commitments or outstandings will be required in order to release any asset or entity from the security package.

Representations And Warranties:	Save as set out below, it is intended that the representations and warranties will be on the same terms as and subject to the existing limitations, exceptions, materiality and qualifiers:

Repeated Representations and Warranties

(a) due incorporation or formation of each TCN Entity and power of the same to carry on its business and execute, deliver and perform its obligations under the Finance Documents;

(b) the taking of all necessary action to execute, deliver and perform the Finance Documents;

(c) the Finance Documents constitute valid and legally binding obligations of all relevant parties enforceable in accordance with their terms (subject to legal opinion qualifications);

(d)    execution, delivery and performance of the Finance Documents not contravening any law, judgement etc., any constitutional document, any licence or agreement evidencing borrowed money or resulting in the creation of an encumbrance;

(e) no filings, registrations etc. required in relation to any of the Finance Documents;

(f) the choice of law and the submission to the jurisdiction being valid and binding;

(g) save as disclosed and subject to permitted encumbrances, legal and beneficial ownership of all relevant material assets with valid title;

(h) solvency of Associated Partnerships;

(i) certain environmental matters;

(j) maintenance of intellectual property rights and copyrights and no infringement of third parties’ intellectual property rights or copyrights;

(k) drawdown proceeds to be used for the permitted purposes;

(l) no material litigation;

(m)   (i) the latest audited financial statements of the TCN Group present the financial position of the TCN Group fairly and accurately, (ii) the latest quarterly management accounts and monthly management accounts present the relevant financial position fairly and accurately, (iii) the latest 13 week cash flow forecasts having been prepared in good faith and based upon reasonable assumptions and (iv) latest projections prepared in good faith and based upon reasonable assumptions; and

(n) TCN Group carrying on business solely in the United Kingdom.

Further representations and warranties to be given on date of Amendment and Restatement Agreement

(a) the Licences being in full force and effect and all necessary Licences having been maintained;

(b) all necessary consents having been obtained;

(c) no withholding tax;

(d) compliance in all material respects with telecommunications, cable and broadcasting laws;

(e) no Default has occurred and is continuing;

(f) projections in the Long Range Plan prepared in good faith and based upon reasonable assumptions;

(g) each member of the TCN Group (other than Immaterial Group Entities) being party to the Facility Agreement;

(h) neither TCN Entities or any member of the Joint Venture Group being a “disqualified” person for the purposes of the Broadcasting Act 1990 (as amended);

(i) Joint Venture Documentation in full force and effect; and

(j) latest Group structure chart delivered true, complete and accurate.

The repeated representations and warranties will be repeated on each drawdown and on all interest payment dates.

TCN Hedging:	Hedging Counterparties of TCN to be a member of the syndicate and to share rateably in the security package to be given to the Lenders. The existing interest rate hedging arrangements to remain in place.

Other Terms:	All other terms appropriate for a facility of this nature including indemnities, unlawfulness, increased costs set-off, confidentiality, disruption in financial markets and costs and expenses.

Governing Law:	English.